FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For November 15, 2024

DESWELL INDUSTRIES, INC.

(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau

32-36 Rua do Comandante Mata e Oliveira

Macau

Special Administrative Region, PRC

(Address of principal executive offices)

Deswell Announces First Half 2025 Results

- Company Announces First Half Cash Dividend of $0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 15, 2024) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2025, ended September 30, 2024.

Net sales for the six months ended September 30, 2024 were $35.2 million, a decrease of 6.8% compared to net sales of $37.7 million for the six months ended September 30, 2023. Net sales decreased by 8.1% to $5.8 million in the plastic segment and by 6.5% to $29.4 million in the Company’s electronic segment.

Total gross margin was 19.5% of net sales during the six months ended September 30, 2024, consistent with the corresponding period of last year.  Gross margin in the plastic segment decreased slightly to 19.5% of net sales in the segment for the first half of fiscal 2025, compared to 19.6% of net sales in the segment for the corresponding period of last fiscal year. Gross margin in the plastic segment remained almost at the same level as the corresponding period last year due to the continued control in labor headcount and cost, consumption of raw materials, as well as the result of depreciation of the Renminbi in the first six months of fiscal 2025. Gross profit margin in the electronic segment remained at 19.5% of net sales in the segment for the first half of fiscal 2025, which was the same for the first six months of last fiscal year. This was mainly the result of the depreciation of the Renminbi, and continuous cost control measures in raw materials and labor cost for the first six months of fiscal 2025. Operating income in the first half of fiscal 2025 was $1.8 million, compared to operating income of $2.3 million for the same period of fiscal 2024.

The Company reported net income of $6.2 million for the six months ended September 30, 2024, compared to net income of $3.6 million for the six months ended September 30, 2023. This was primarily due to non-operating income of $4.6 million for the six months ended September 30, 2024, as compared to a non-operating income of $1.4 million for the same period of fiscal 2024. Deswell reported basic and diluted income per share of $0.39 for the first half of fiscal 2025 (based on 15,935,000 and 15,935,000 weighted average shares outstanding), as compared to basic and diluted income per share of $0.22 for the first half of fiscal 2024 (based on 15,935,000 and 15,973,000 weighted average shares outstanding).

The Company's financial position remained strong, with $13.4 million in cash and cash equivalents and working capital totaling $74.8 million as of September 30, 2024. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2024.

Mr. Edward So, Chief Executive Officer, commented, “Revenue decreased during the period primarily due to the inflationary environment and less consumer spending on non-essential items such as home audio equipment and audio products. In spite of the slight sales decrease, measures taken to moderate raw material and labor costs enabled us to report solid gross margins consistent with the previous year. We reported healthy operating income of $1.8 million for the period with significantly higher net income of $6.2 million due to non-operating income from investments. We’re optimistic about progress we’ve made during this year developing new products for the commercial audio installed sound market and with our visibility today we expect to begin customer deliveries of installed sound systems to airport customers during the first half of calendar 2025. Our strong balance sheet with its solid cash position and no debt enables us to implement our long-term growth strategy to grow our customer base and end markets while also returning capital to our shareholders with a consistent dividend.”

First Half Dividend

The Company also announced that its board of directors today declared a cash dividend of $0.10 per share for the first half of the fiscal year ended September 30, 2024. The dividend will be payable on December 23, 2024 to shareholders of record as of December 2, 2024.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the Renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

DESWELL INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEET

(U.S. dollars in thousands)

	September 30,	March 31,
	2024	2024
ASSETS	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	$13,438	$15,750
Fixed deposits maturing over three months	22,184	13,979
Time deposits maturing over twelve months - current portion	2,800	-
Marketable securities (note 3)	27,335	23,026
Held-to-maturity investment	-	5,157
Accounts receivable, net	17,168	11,986
Inventories (note 2)	11,784	12,129
Prepaid expenses and other current assets	1,397	1,228
Total current assets	96,106	83,255
Property, plant and equipment - net	23,951	24,603
Deferred income tax assets	419	419
Time deposits maturing over twelve months	-	2,799
Total assets	$120,476	$111,076

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$8,251	$5,210
Accrued payroll and employee benefits	7,652	7,159
Customer deposits	2,878	1,712
Other accrued liabilities	1,150	1,236
Income taxes payable	1,330	1,113
Total current liabilities	21,261	16,430
Deferred income tax liabilities	454	476
Total liabilities	21,715	16,906

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares; 17,081,810 shares issued; 15,935,239 shares outstanding as of March 31, 2024 and September 30, 2024	53,202	53,202
Treasury stock at cost; 1,146,571 shares as of March 31, 2024 and September 30, 2024	(2,821)	(2,821)
Additional paid-in capital	7,973	7,973
Accumulated other comprehensive income	5,316	5,316
Retained earnings	35,091	30,500
Total shareholders' equity	98,761	94,170
Total liabilities and shareholders' equity	$120,476	$111,076

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME

(UNAUDITED)

(U.S. dollars in thousands, except per share data)

	Six months ended
	September 30,
	2024	2023

Net sales	$35,176	$37,730
Cost of sales	28,312	30,368
Gross profit	6,864	7,362
Selling, general and administrative expenses	5,404	5,260
Other income, net	360	200
Operating income	1,820	2,302
Non-operating income, net	4,646	1,424
Income before income taxes	6,466	3,726
Income taxes	281	169
Net income attributable to Deswell Industries, Inc.	$6,185	$3,557

Other comprehensive income	$-	$-
Comprehensive income attributable to Deswell Industries, Inc.	$6,185	$3,557

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.39	$0.22
Weighted average common shares outstanding shares (in thousands)	15,935	15,935

Diluted:
Net income per share	$0.39	$0.22
Weighted average number of shares outstanding (in thousands)	15,935	15,973

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended	Six months ended
	September 30,	September 30,
	2024	2023
Cash flows from operating activities:
Net income	$6,185	$3,557
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	763	771
Provision for doubtful accounts	44	-
Additional charges for obsolescence allowance of inventories, net	350	-
Gain on disposal of property, plant and equipment	(8)	(11)
Unrealized holding gain on marketable securities	(2,961)	(68)
Scrip dividend received	(73)	-
Deferred tax credit	(22)	(22)
Changes in operating assets and liabilities:
Accounts receivable	(5,226)	(1,095)
Inventories	(5)	2,551
Prepaid expenses and other current assets	(169)	(30)
Accounts payable	3,041	676
Accrued payroll and employee benefits	493	(938)
Customer deposits	1,166	(162)
Other accrued liabilities	(86)	(219)
Income taxes payable	217	(46)
Net cash provided by operating activities	3,709	4,964

Cash flows from investing activities
Purchase of property, plant and equipment	(129)	(141)
Proceeds from disposal of property, plant and equipment	25	126
Purchase of marketable securities	(1,275)	(604)
Increase in fixed deposits maturing over three months	(8,205)	(3,372)
(Increase in) release of fixed deposits maturing over twelve months - current	(2,800)	768
Release of fixed deposits maturing over twelve months	2,799	166
Held-to-maturity investment	5,157	(5,092)
Net cash used in investing activities	(4,428)	(8,149)

Cash flows from financing activities
Dividends paid	(1,594)	(1,594)
Net cash used in financing activities	(1,594)	(1,594)

Net decrease in cash and cash equivalents	(2,312)	(4,779)
Cash and cash equivalents, at beginning of period	15,750	22,160
Cash and cash equivalents, at end of period	13,438	17,381

Supplementary disclosures of cashflow information:
Cash paid during the period for:
Interest	-	-
Income taxes	126	267

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

1.	Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to fairly present the financial position of Deswell Industries, Inc. (the Company) at September 30, 2024 and March 31, 2024, the results of operations for the six months ended September 30, 2024 and September 30, 2023, and the cash flows for the six months ended September 30, 2024 and September 30, 2023.  The notes in the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on August 9, 2024 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.	Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2024
	Cost	Gross Unrealized Loss	Fair value
Marketable securities
Equity securities	$25,772	($2,746)	$23,026

	September 30, 2024
	Cost	Gross Unrealized gain	Fair value
Marketable securities
Equity securities	$26,992	$343	$27,335

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange and the New York Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain from these marketable securities for the six months ended September 30, 2024 is included in the non-operating income of the consolidated statement of income.

During the first half of fiscal 2025, there was no disposal of marketable securities.

3.	Inventories

	September 30,	March 31,
	2024	2024
Inventories by major categories:
Raw materials	$6,937	$8,747
Work in progress	3,409	2,285
Finished goods	1,438	1,097
	$11,784	$12,129

4.	Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended September 30, 2024 and 2023 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2024 Compared to Six Months Ended September 30, 2023

Net Sales - The Company's net sales for the six months ended September 30, 2024 were $35,176,000, a decrease of $2,554,000 or 6.8%, as compared to $37,730,000 in the corresponding period in fiscal 2024. The decrease was mainly related to decreases in sales revenues of $510,000 in the plastic segment, and of $2,044,000 in the electronic segment, as compared with the respective net sales from these segments in the corresponding period of last fiscal year.

The slight decrease in net sales in the plastic segment was mainly related to decreases in orders of $409,000 for plastic component parts of printers and telephone equipment, of $190,000 for plastic tool boxes and plastic component parts for floor cleaning robots, and $282,000 for other plastic component products from existing customers, offsetting increases in orders of $176,000 for plastic component parts of tool boxes and switches, as well as of $217,000 for tooling from other existing customers.

The revenue decrease in the electronic segment was mainly due to decreases in orders of $1,392,000 for loudspeakers and of $2,601,000 for mixing consoles and audio signal processors from existing customers, offsetting an increase in orders of $1,904,000 for audio equipment and other products from other existing customers.

Gross Profit - Gross profit for the first half of fiscal 2025 was $6,864,000, representing a gross margin of 19.5%. This compared with the overall gross profit of $7,362,000 or 19.5% of net sales for the first half of fiscal 2024.

Gross profit in the plastic segment decreased by $106,000 to $1,126,000 or 19.5% of net sales in the segment for the six months ended September 30, 2024, as compared to $1,232,000 or 19.6% of net sales in the segment for the same period in the prior fiscal year. As a percentage of sales, gross margin in the plastic segment remained at the same level as that of the prior fiscal year. This was mainly due to the ongoing measures taken to control labor and raw material costs, as well as the result of depreciation of the Renminbi.

Gross profit in the electronic segment decreased by $392,000 to $5,738,000 or 19.5% of net sales in the segment for the six months ended September 30, 2024, as compared to $6,130,000 or 19.5% of net sales in the segment for the same period of last fiscal year. Gross margin remained the same as that of the same period of last fiscal year due to the result of the depreciation of the Renminbi, as well as ongoing measures taken to control labor headcount and to limit overtime allowances.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2024 were $5,404,000 or 15.4% of total net sales, as compared to $5,260,000 or 13.9% of total net sales for the six months ended September 30, 2023.

Corporate expenses increased by $137,000 to $691,000 for the six months ended September 30, 2024 as compared to $554,000 for the same period ended September 30, 2023. The slight increase was primarily related to the increase in legal and professional fees.

SG&A expense in the plastic segment decreased to $1,644,000 or 28.4% of net sales in the segment for the first half of fiscal 2025, as compared to $1,851,000 or 29.4% of net sales in the segment for the corresponding period of fiscal 2024. The decrease in SG&A expense for the first six months of fiscal 2025 was mainly due to decreases of $208,000 in administration staff costs and welfare, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $214,000 to $3,069,000 or 10.4% of net sales in the segment for the six months ended September 30, 2024, as compared to $2,855,000 or 9.1% of net sales in the segment for the corresponding period in fiscal 2024. The increase in SG&A expense was primarily related to increases of $188,000 in staff costs and of $31,000 in office repair and maintenance fees, when compared to the corresponding period in the prior fiscal year.

Other income - Other income was $360,000 for the six months ended September 30, 2024, as compared to other income of $200,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended September 30, 2024 was $50,000, as compared to other expense of $125,000 for the same period in the prior fiscal year. The increase in other income was mainly due to increases of $219,000 in exchange gain offsetting a provision of $44,000 for doubtful debts during the six months ended September 30, 2024, as compared to the same period of last fiscal year.

Other income attributable to the electronic segment for the six months ended September 30, 2024 was $310,000, as compared to other income of $325,000 for the corresponding period in the prior fiscal year. This slight decrease in other income was mainly due to decreases of $159,000 in exchange gain and $25,000 in other income, offsetting an increase of $170,000 from gain related to product safety testing and certification services during the six months ended September 30, 2024, as compared to the same period of last fiscal year.

Operating income - Operating income was $1,820,000 for the six months ended September 30, 2024, as compared to operating income of $2,302,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $691,000 and $554,000 were incurred during the fiscal year of 2025 and 2024, respectively.

On a segment basis, the operating loss of the plastic segment was $468,000 in the six months ended September 30, 2024, as compared to operating loss of $744,000 in the corresponding period in fiscal 2024. The decrease in operating loss in the plastic segment was mainly due to the decrease in SG&A expense as well as the increase in other income, as described above.

The electronic segment reported operating income of $2,979,000 in the six months ended September 30, 2024, as compared to operating income of $3,600,000 in the corresponding period in fiscal 2024. The decrease in operating income was mainly due to the decrease in sales, and the increase in SG&A expense as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2024 was $4,646,000, as compared to non-operating income of $1,424,000 in the prior year period. The significant increase was primarily due to increases of $2,892,000 in unrealized holding gain on the fair value of marketable securities, $262,000 in dividend income from securities investments, and $109,000 in interest income during the six months ended September 30, 2024, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2024 represented an income tax expense of $303,000 and a deferred tax benefit of $22,000, as compared to an income tax expense of $184,000 and a deferred tax benefit of $15,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was an income tax expense of $17,000 and a deferred tax benefit of $22,000 in the plastic segment for the six months ended September 30, 2024, as compared to an income tax credit of $60,000 and a deferred tax benefit of $15,000 during the prior year period. Income tax expense in the electronic segment was $286,000 for the six months ended September 30, 2024, as compared to an income tax expense of $244,000 for the corresponding six months of fiscal 2024.

Net income – The Company had a net income of $6,185,000 for the six months ended September 30, 2024, as compared to net income of $3,557,000 for the six months ended September 30, 2023. The increased net income for the first six months of fiscal 2025 was mainly attributed to the increase in non-operating income in the plastic segment as described above.

Net income for the plastic segment for the six months ended September 30, 2024 totaled $3,495,000, as compared to a net income of $392,000 for the corresponding six months in fiscal 2024. The increase in net income in the first six months of fiscal 2025 for the plastic segment was mainly attributable to the increase in non-operating income in fiscal 2025 as described above.

Net income for the electronic segment for the six months ended September 30, 2024 was $3,381,000, compared to net income of $3,719,000 for the corresponding six months of fiscal 2024. The decrease in net income in the first six months of fiscal 2025 for the electronic segment was mainly attributable to the decrease in sales and increase in SG&A expense as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally-generated funds to finance its operations and investments.

As of September 30, 2024, the Company had working capital of $74,845,000 as compared to $66,825,000 at March 31, 2024.   The Company has generated sufficient funds from its operating activities to finance its operations and believes there is little need for external financing. The Company had no short-term borrowings or long-term borrowings as of September 30, 2024.

As of September 30, 2024, the Company had cash and cash equivalents of $13,438,000, as compared to $15,750,000 as of September 30, 2023.  During the six months ended September 30, 2024, net cash provided by operating activities was $3,709,000. Net cash used in investing activities was $4,428,000, mainly due to increases of $8,205,000 in fixed deposits maturing over three months, of $2,800,000 in fixed deposits maturing over twelve months - current portion, as well as cash used in purchases of $1,275,000 of marketable securities, and $129,000 of fixed assets, offsetting cash provided by proceeds of $5,157,000 from disposal of held-to-maturity investment and release of $2,799,000 of time deposits maturing over twelve months during the first half of fiscal 2024. Net cash used in financing activities was comprised mainly of $1,594,000 in payment for dividends during the six months ended September 30, 2024.

As of September 30, 2024, the Company had no general banking facilities.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Date: November 15, 2024